Filed by Independent Bank Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guaranty Bancorp

Commission File No.: 000-51556

Date: May 23, 2018

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call EVENT DATE/TIME: MAY 23, 2018 / 12:30PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call David R. Brooks Independent Bank Group, Inc.—Chairman, President & CEO Michelle S. Hickox Independent Bank Group, Inc.—Executive VP & CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Brady Matthew Gailey Keefe, Bruyette, & Woods, Inc., Research Division—MD Brett D. Rabatin Piper Jaffray Companies, Research Division—Senior Research Analyst Brian James Zabora Hovde Group, LLC, Research Division—Director Jeffrey Allen Rulis D.A. Davidson & Co., Research Division—Senior VP & Senior Research Analyst Matthew Covington Olney Stephens Inc., Research Division—MD Michael Edward Rose Raymond James & Associates, Inc., Research Division—MD, Equity Research Michael Masters Young SunTrust Robinson Humphrey, Inc., Research Division—VP and Analyst Rahul Suresh Patil Evercore ISI, Research Division—Research Analyst PRESENTATION Operator Good day, ladies and gentlemen, and welcome to Independent Bank Group’s Investor Call. (Operator Instructions). And now I’d like to turn the conference over to David Brooks, Chairman and CEO. Sir? David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Thank you. Welcome, everyone. Good morning. Thank you for joining us. I’m joined this morning by Michelle Hickox, our Chief Financial Officer; and Mark Haynie, our General Counsel. We are pleased to speak to you this morning about our announcement yesterday of a pending acquisition of Guaranty Bancorp in — headquartered in Denver, Colorado. We’ve been communicating over the last 18 months, after we first announced our Carlile acquisition, which had a Colorado footprint included with it, that we would evaluate the Colorado markets, get a good hand on where we wanted to be there and then try to execute a strategy to get there. This is the execution of that strategy and what we believe is a partnership with certainly the best bank for us and one of the finest institutions in the State of Colorado. Guaranty Bancorp is — has done a terrific job, their leadership team, their board in building a almost $4 billion footprint all in the Colorado Front Range. That was a critical point to us, by the way. We — as we evaluated Colorado, one of the things we really liked about the Denver metro area and the Colorado Front Range is it has all the dynamics, growth markets, high — strong demographics that we have in our existing markets in Texas and Dallas-Fort Worth, Austin, Central Texas and Houston. So we have viewed this all along as an opportunity to build out in another extremely attractive, high-growth metropolitan market, and Denver is that market. When we became aware and studied the market, Guaranty Bank, the team that they have there, the terrific lenders, customer focus, community focus, the cultural fit with us just seemed like the right match. And so we’ve been working the last number of months with Paul, his board, to find a compelling combination strategy. And we’ve arrived at that, and both boards approved it yesterday and announced last night. I won’t go through the slide deck in detail. It is posted up for you. There’s an overview of Guaranty, their 32 locations really, again, confined to Fort Collins to the north to Castle Rock on the south, with a heavy concentration in Denver metro and Boulder and other high-growth markets in the Front Range. They have 32 locations. We have 9 in exactly the same footprint. Actually, we do have 1 nice addition in our footprint, which is the Colorado Springs area that I know not too long after we announced the Carlile deal. I spoke with Paul Taylor at Guaranty, and he expressed some 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call putting these footprints together and excited about that. The transaction itself is a 100% stock transaction, as you’ve seen, and with a valuation change ratio of 0.45 shares of IBTX for every share of GBNK stock. And really important to us, we have a long-standing practice of making sure that we, number one, buy really high-quality companies, and Guaranty fits square in the middle of that. And then also try to retain the leadership there. Paul Taylor, along with their Chairman, Ed Cordes, have agreed to join our Board of Directors of IBTX. Paul is a longtime leader in the banking industry in Colorado and well-known there. Michael Hobbs is a President of Guaranty bank. He will come over as Market President, CEO of Colorado for Independent Bank and has signed an employment agreement. We’re excited about that. Michael has been integral, with Paul and the board and leadership team there, building this company. And his agreement to stay on with us and lead the charge in Colorado is paramount to our strategy there. One of the things we like about partnering with really high-quality institutions is that we don’t have to make a whole lot of changes, and we tried to just make the situation — opportunity there stronger and better for the already successful teams that they’ve got in place. So we expect that to be the case here and are excited to have Paul and Michael join the leadership of our company. And then we will be meeting here in the days and weeks ahead as well with the rest of the leadership team there to Guaranty and tend to keep a lot of it in place and certainly all the customer-facing and relationship folks as well. Page 7, our slide deck’s — Slide 7 in the deck also talks materially about — I’m sorry, Page 6 in the slide deck talks about the footprint, and more particularly the scale and where the pro forma company would be. But having over $4 billion of assets in the Front Range of Colorado puts in a very good position there and really matches up, as I mentioned, with our strong presence in Houston, Austin and Dallas-Fort Worth in Texas. You’ll see on Slide 7 why we’re so interested in Colorado and the Front Range. You will see that the population trends and growth for Texas and Colorado look very similar. Same for median income growth in the 2 markets. And you’ll see that the markets, Boulder, Denver, Fort Collins, Greeley, all are well in excess of even the state averages. So we’re in the best markets in very good states. The transaction — and certainly, we’re going to take questions in just a moment and happy to answer any of the questions, but the assumptions around the financial transaction are on Slide 8. And both of our companies have — stocks have traded well, and that’s been helpful in putting the financial aspect of the deal together. On Page 9, the metrics, we expect this to be approximately 6.5% accretive to our earnings in 2020. It will be over 5% accretive in ‘19 as we integrate the banks. But once fully integrated, in 2020, we’ll get approximately 6.5% or $0.39 per share in earnings accretion. We will take 4.7% tangible book value dilution in this transaction and expect to earn that back in a little over 3 years. Capital ratios remained very strong post the merger. Again, on Slide 10, the transaction rationale. From a bigger-picture standpoint, we’d indicated that while we continue to grow organically, and Guaranty is also a strong organic growth company, that we were willing to grow through $10 billion organically if we did not find the right partnership out there, but we did find it with Guaranty. And this will move us to pro forma, based on our March 31 data, in excess of $13 billion. And by the time we close late this year, we think that will be closer to $14 billion pro forma. And so this moves us materially into the mid-teens in terms of size of our company, and we’ve been busy already, as we’ve talked about in previous earnings calls, building out the infrastructure, technology and systems and leadership here at Independent to be prepared for this move. We’ve got work to do, and our focus the next number of months as we get the applications filed and work through the process to get to close, projected in the fourth quarter of this year. And then into first half of next year as we get it integrated in, our focus is on an excellent execution of this strategy. That’s our only focus. We are going to be — as a sidenote, we’re going to be closing on our Integrity acquisition next week, and so we’ll have Integrity in our Houston — new Houston team in place and rolling here over the next 6 months as we prepare for the closing on the Guaranty transaction. So we will be singularly and solely focused on making sure that the execution here is good, that the transition over for the leadership and the outstanding team at Guaranty is good for them and their customer base and — so we look forward to partnering with them on that. This puts us in a terrific position in Colorado. And we continue to believe and the future of our company will be to grow organically and continue to expand in the best markets across Texas. And this puts us where we want to be in Colorado, partnered with just a terrific team. So with that, I will open it up for questions, those who have those questions. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call Operator (Operator Instructions) Our first question comes from John Pancari with Evercore. Rahul Suresh Patil—Evercore ISI, Research Division—Research Analyst Yes. This is Rahul Patil on behalf of John. Just a question on the cost saves, the target of around $30 million — 37.5%. Could you talk about the drivers behind the cost saves? I know Guaranty have 32 branches. How many do you plan on closing? David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Thank you. We have analyzed — we have 9 locations in the market and then we have 32, you mentioned, in Guaranty. So pro forma, 41 branches. We believe there will be somewhere in the 20% to 25% of overlap in that branch footprint that we’re looking at. We’ll work with the Guaranty leadership there along with our leadership in Colorado to assess where — I mean, you just have a number of places, locations that are next door to each other or a few blocks apart. So we’ll work through that. But 20% to 25% branch overlap, we think, between the 2 footprints. And then Michelle, you might give some other highlights of the normal places that we see for cost saves. Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO Yes. And the other thing I would say about the branch closures is our assumptions on that line had been somewhat conservative at this point until we’ve had more of a chance to kind of dig in, determine specifically which branches we think would be closed. But just like in any deal, the majority of the cost saves are from — on the people side, overlap on corporate departments, those type of things. Data processing is a big one. Then just some other G&A expenses, like the insurance cost, regulatory, audit. Those type of items are really where we get most of the cost saves. Rahul Suresh Patil—Evercore ISI, Research Division—Research Analyst Okay. So would you say there’s some upside to that target, upside potential rather? Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO I think there could be. Certainly, we didn’t want to include every single item that we thought we could pull out as we were considering this deal. So certainly, I think there could be as we get in and do some more analysis of the branch network. Rahul Suresh Patil—Evercore ISI, Research Division—Research Analyst Got it. All right. And then separately, I know Independent Bank’s loan growth outlook for 2018 is in the low double digits. I believe Guaranty, they are looking at loan growth in the mid- to high single digits for 2018. Could you reconcile the 2? And then maybe talk about where do you see the upside to that mid- to high single-digit growth in Colorado as a combined entity. David R. Brooks - Independent Bank Group, Inc.—Chairman, President & CEO Great question. We have spoken with Paul and Michael about the growth prospects. They have been integrating an acquisition they made a couple of years ago in home states to the north, part of the Front Range and — but we think they’re very capable. They’ve been a very strong organic-growth company. And so we’ll be working with them to assess. And one of the things we think we’ve seen in situations like this is our ability to lay our bigger balance sheet and different — a few different product lines across. There will be an opportunity on the revenue or synergy side. We’ll — we 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call operation in Colorado. So we see an opportunity there to pick up on the mortgage side. They have a wealth management platform that we really like, that we think will scale well to Texas. And so we’re going to look at those opportunities. I think if you think about loan growth on a consolidated basis, and we haven’t had time to really dig into that, but I think we still believe that, on a consolidated basis, we’ll be a low double-digit growth company. So 10%, 11%, 12% is where we expect to be long term, and we’ll just work with the team in Colorado to figure out how that works there. Operator Our next question comes from Brady Gailey with KBW. Brady Matthew Gailey—Keefe, Bruyette, & Woods, Inc., Research Division—MD So we’ve talked about the new organic growth profile of the company. So let’s maybe talk about additional M&A. I mean now you have a nice presence in Colorado. When you think about future M&A, will Colorado still be high on the list? Or will the focus really shift more back to Texas? I guess the reality is there’s not too much left in Denver. So is future M&A really going to be more Texas-based do you think? David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO That’s a good question, Brady. We really think we’ve accomplished, for now, what we wanted to do in Colorado. As we’ve evaluated the market, there are other banks there that are attractive, for sure. But being in the resort communities, in the mountains or being in the more agricultural areas to the east side of the state, while those are terrific markets in and of themselves, they don’t really fit with our strategy and our footprint. So we zeroed in on wanting to be significant in the Front Range. This — there was no organization in Colorado better suited for that than Guaranty in our opinion. And so this really puts us where we want to be with a $4 billion footprint, 30, 40 locations right in the prime spot of Colorado. So we feel really good about where we’re going to be, which lends itself to likely focus on Texas in the future and really no change in our outlook down here. There are a number of terrific banks that we continue to have discussions with. I will — I do want to be careful here to say, though, as we are closing on Integrity next week and then we’re just beginning the process, the journey here with Guaranty, that our focus and our leadership team’s focus is going to be on getting this right on excellent execution. We realize how significant the size is here. While it is by far the largest acquisition we’ve done to date from a percentage standpoint, it’s right in line with — we were a $2 billion company when we acquired Bank of Houston, and they were $1 billion. So that was 50% of our balance sheet. And similarly, with Carlile, they were 35%, 40% of our balance sheet when we acquired them. Guaranty is close to 40% of our balance sheet now. So we’ve done transactions on a relative basis this size, but scale still matters. And branches and the hundreds of employees, those things matter a lot, and it takes a lot of care and time and precision to do that. So just know that, yes, we --I do think we’ll have future compelling opportunities in Texas for M&A in the days ahead. I — our leadership group, myself included, are focused on getting this one done correctly. Brady Matthew Gailey—Keefe, Bruyette, & Woods, Inc., Research Division—MD All right. And then on the capital front, I mean, I remember, David, a few years ago, you had talked about targeting TCE around that, like, 6.5% to 7.5% range. But when I look at what has happened over the last 2 or 3 or 4 deals, you have been — most of the deals recently have been capital-accretive, like Guaranty. So now you have a TCE ratio at close of 8.7%, which I think is well above where you’ve ever been before. So maybe just a comment on capital and TCE. And if in a perfect world, you’d like to see that TCE ratio a little lower. David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Yes. So Brady, can I cock to youthful exuberance when I said 6.5% to 7% when we went public 5 years ago? I’ve been educated in the markets about the need for strong capital in the eyes of investors. And look, we understand that. Our history was running a really clean asset, high-quality bank with thinner capital margins. And we have had a 30-year very good relationship with the regulators. And they understand how we run the bank. But nonetheless, I think as you get bigger and get into new lines of business and things, it’s prudent to have higher capital levels. So we’re pleased 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. 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MAY 23, 2018 / 12:30PM, IBTX - Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction - M&A Call

with where we are. We don't -- certainly don't think we're undercapitalized, even though we still are on the -- in the bottom part of our peer group in terms of overall capital ratios. We feel really good where we're at. The fact that this was 100% stock deal, we think, was not only an affirmation of the Guaranty board and shareholders' interest in IBTX, but also helpful to us from a capital standpoint and precluded us from having to go out and raise additional capital at this time for the acquisition. So we feel good about where we are. We're not going to try to drive that necessarily lower. I think being in the mid-8s on TCE ratio and around 12 or so on total risk-based capital are generally where our board feels comfortable now.

Brady Matthew Gailey - *Keefe, Bruyette, & Woods, Inc., Research Division - MD*

All right. Then last for me. I know Guaranty had a couple of private equity partners in Castle Creek and Patriot. So they own about, I think, combined, about 10% of Guaranty. So they'll own -- was that about 3% of the pro forma company? Is there any lockup agreements or any other agreements in place with those private equity partners?

David R. Brooks - *Independent Bank Group, Inc. - Chairman, President & CEO*

No. They did -- the private equity group and the board signed voting agreements, as our board did around how -- that we're all going to be supportive of the transaction and vote in favor of the stock we own. But the private equity guys, to answer your question specifically, Patriot and Castle Creek are not tied up. And again, as you said, their consolidated ownership post close is right around 3%. That's materially different than where we were post the close of Carlile with some of the large private equity owners there owning -- individual owners owning 7%, 8% of the company after we closed on Carlile. So there we did ask them to lock up for a year to give us time to get that stock, which we did prior to the end of the year, moved a lot of that stock into the market and into the hands of longer-term holders. So we're excited to have Castle Creek. In fact, Castle Creek was a part of the Carlile deal as well. And so we're happy to have them for the second time. Recently, shareholders have been excited to meet the leadership at Patriot and happy to have them on board as well.

Operator

Our next question comes from Michael Rose with Raymond James.

Michael Edward Rose - *Raymond James & Associates, Inc., Research Division - MD, Equity Research*

Question for Michelle. I just wanted to get a better sense of the timing of the cost saves next year. When the systems conversion hit, I assume that's when we'll see the majority of the cost saves. But if you could just maybe lay out how you expect the cost saves to roll in through the course of next year. And then what have you assumed for onetime costs related to the deal? And are they included in the accretion expectations?

Michelle S. Hickox - *Independent Bank Group, Inc. - Executive VP & CFO*

Yes. The onetime costs are included in that earn-back calculation, and those are just right at -- just a little under $39 million for both banks. So assuming this deal closes right at year-end in Q4, we would expect that the operational conversion will occur in the second quarter of next year, so we will be able to get some cost saves in Q1 after close, but then the majority of those -- because we'll have to retain their people through conversion, just to help with the conversion, to help run both general ledger systems, of loan deposit systems. So really, the majority of the cost saves are going to come in second half of next year.

Michael Edward Rose - *Raymond James & Associates, Inc., Research Division - MD, Equity Research*

Okay. And then the $39 million, you said that was between both companies. What's the expectation for you guys? How much of that $39 million will you guys incur?

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MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO Our part of that is about $5.5 million. Michael Edward Rose—Raymond James & Associates, Inc., Research Division—MD, Equity Research Okay. And then maybe just more broadly speaking, David, the reg reform bill passed Congress last night. You guys crossed 10 with this deal. Any sense on how the deal or how the bill potentially changes your outlook for crossing 10? Is there any cost that you might have otherwise incurred that you may not have to incur? And any sort of other benefits to the combined company as you move forward. David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Well, we certainly were excited. The timing was terrific. We were quite pleased by the time we left last night that the reg reform bill had been passed and we’d announced the acquisition of a terrific franchise all in the same day. So it was good day for the banking, I think, generally, and for Independent yesterday. We have said, Michael, I don’t think we’ve changed our view of it, that the passing the reform bill cuts our prep costs, if you will, to get from here to filing of the DFAST and all that, that we’ve been planning to do in 2020 cuts the cost that probably by 50%, give or take, a little bit the preparation. Because we still got to see, so we’ve still got best practices of some of the information that is required to do DFAST is information that do we need to manage the company going forward. So we’ll continue to go down that pathway with our partners that have been helping us with it. And then we think it will cut the ongoing cost by probably 50% as well. So the effect of the reform bill financially to us would be to cut it. And Michelle, I believe, we’d said about $2 million to get ready to file DFAST by 2020? So that probably goes down around $1 million. And then we said $500,000 to $1 million a year ongoing. Again, that probably goes to 50% of that range beyond that. And we’ll get a better feel once the bill hopefully signed by the President here soon. And we’ll kind of regroup then. We’ve had our eye on both scenarios, but it’s — we’ve continued to prepare full out for the possibility of having to comply. And as you know, no change in Durbin, which is the single biggest cost to the industry, in our case anyway. And we have put in the model the effect of going through $10 billion. Our costs and Guaranty’s cost actually is a little higher than our cost. So on a consolidated basis, we’ll go from a little below $2.5 million to above $5 million. And Michelle, you can comment on any other details. Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO No, I think David covered it. I guess, the question related to the DFAST piece is, while that legislation changes, there are already so many banks that are doing that, right? That are over $10 billion, is what are the regulators going to expect. And I think David covered that well, is that we are going to have to do something just not to the level that the expectation would have been under the current legislation. Michael Edward Rose—Raymond James & Associates, Inc., Research Division—MD, Equity Research That’s very helpful. Maybe just one last one for me. You guys did mention the wealth management. Any initial shot at what potential revenue synergies could be? I know it’s not built into the accretion expectations. But do you have any sort of sense for what those — with wealth and any other areas, what potential revenue synergies could be in 2020? David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO We don’t have an estimate, as we indicated, and you just said it. It’s not in the model, but we certainly have looked at it, but it’s been a sprint to get to this point, and we haven’t had time to dig in with the Colorado leadership on wealth management and how they’ve exactly built that to where it is today and then how would we scale it to Texas. We believe that we’ve had high-level discussions about the possibility of doing that the — on the mortgage side, we absolutely expect that we’re going to be able to be significant in the Colorado Front Range in retail mortgage. And how long it will take us to get there and exactly what that might mean in terms of revenue synergy, we haven’t modeled out. But I will make a note, 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX - Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction - M&A Call

Michael, that as we get that done over the next couple quarters and figure what that might be, we'll certainly give some more color on that in our future earnings call.

Operator

Our next question comes from Brett Rabatin with Piper Jaffray.

Brett D. Rabatin - *Piper Jaffray Companies, Research Division - Senior Research Analyst*

Wanted to ask, besides the Denver market being really attractive from a growth perspective, one of the other interesting dynamics has been just the deposits there of -- had somewhat of a lower beta. And obviously, Guaranty has a good funding base and a low-cost base of deposits. Can you guys -- and there's been some talk about an inflection point with funding for the Colorado banks. Can you maybe just give us your thoughts on what happens to sort of the funding base of Guaranty and maybe the cost of funds, where it goes from here? And how you guys have walked through that with this merger?

Michelle S. Hickox - *Independent Bank Group, Inc. - Executive VP & CFO*

I can't really comment on that other than -- based on our diligence within, they've been managing their funding base similar to the way we have been. They've kept their stated rates low. Haven't really changed those. They're doing exception pricing similar to the way we've been doing it, so I think all of this kind of have an expectation that betas are going to increase as the Fed continues to raise rates. And I think their process of managing their funding cost has been similar to ours.

David R. Brooks - *Independent Bank Group, Inc. - Chairman, President & CEO*

From a big-picture standpoint, Brett, I think they have a terrific deposit base. As you mentioned, they have been able to overall maintain a lower total cost of funds than we have been to this point. So we have discussed the idea and possibility that we can lean in, in Colorado and really try to grow that deposit base over the next -- over this rest of the cycle. So we are going to work with Paul and Michael and their team up there to see how we can do that and where the areas are. But they have a really strong treasury management group up there that's done a great job. It reflects on the balance sheet. So the main thing we try to do is not to interfere with the great work that's already going on.

Brett D. Rabatin - *Piper Jaffray Companies, Research Division - Senior Research Analyst*

Okay. I appreciate the color there. And then, obviously, a lot of banks are interested in that market. I guess I'm curious to hear maybe any color around retaining the talent and just sort of how you're going to keep the folks at Guaranty nailed down and if you might try and add any other lenders in that market. Or can you maybe just give us some color on what you're thinking is on lending talent and keeping that there at the bank?

David R. Brooks - *Independent Bank Group, Inc. - Chairman, President & CEO*

Yes. That's a paramount concern of ours. It is very competitive there, as it is in Texas, frankly, and in the major markets in Texas, but even seems to be more acute maybe in the Denver metro area. So we have discussed that at length with the leadership there and have some strategies of just getting to know their lenders and helping them understand the opportunities on an IBTX platform. And then we'll work out ways to incent them to continue to be a part of the team. We also -- one of the things we've been so encouraged about in Colorado is our ability to organically put together strong teams. And so we've got a number of teams and strong lenders in Colorado. And we're going to put just much focus on making sure that they understand what their role is going to be in this combination. And we think that keeping Michael Hobbs and our Market CEO up there has been Mark White, who's done a terrific job for us building our group up there. So I think they are already speaking and talking about strategies to combine the groups and to keep the talent and really just -- lenders, first and foremost, they clearly want to be compensated, but they

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MAY 23, 2018 / 12:30PM, IBTX - Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction - M&A Call

also want to know that the process that they've become accustomed to, the way they get their deals approved, the credit metrics, all those things are going to remain the same. And that was -- that's where the -- when I say broadly culture, that's -- when you pull that back, that's really the kind of thing I'm talking about, which is their credit metrics are every bit as good as ours. It's one of the things you've heard us talk a lot about at Independent Bank is our belief in strong credit and doing smart deals in all different economies. And they've got a similar view. And so that's going to be a really easy integration for us is to continue to keep their team in place. In fact, their credit folks will also be part of the go-forward team and process. So we feel good about that. But look, we don't take anything for granted. They're -- they both -- Independent Bank's current team up there in Colorado and certainly Guaranty's team are some of the best relationship officers and lenders in the market up there. They're always highly sought-after as our bankers are in Texas. And it's our job to give them a great work environment, a great culture, where they can get their deals approved and then to compensate them properly and accordingly. And we will continue to do that, and we're optimistic about our ability to convince the talent and the executives who've made Guaranty a great company to stick around and be a part of a great company in Independent Bank.

Operator

Our next question comes from Matt Olney with Stephens.

Matthew Covington Olney - *Stephens Inc., Research Division - MD*

My first question is for Michelle. Just trying to clarify the EPS accretion that's disclosed. It sounds like that EPS accretion number does include the $5 million Durbin hit that you mentioned a few minutes ago. What does that assume as far as the credit mark? I think you mentioned in the slide deck $28.5 million credit mark. Are you assuming any of this is recognized in that line of the EPS accretion?

Michelle S. Hickox - *Independent Bank Group, Inc. - Executive VP & CFO*

It is, Matt. I think we're assuming half of that market is going to come back into income over the next 5 years.

Matthew Covington Olney - *Stephens Inc., Research Division - MD*

Okay. And then within that earn-back calculation around 3 years, I believe you said that the onetime expenses are captured within this. And in your calculation, are you assuming the crossover method within the 3-year earn-back?

David R. Brooks - *Independent Bank Group, Inc. - Chairman, President & CEO*

No. I think the -- I think it's just a straight -- the simple methodology, Matt, on the earn-back.

Matthew Covington Olney - *Stephens Inc., Research Division - MD*

Okay. And then last question for me. As far as the concentrations of CRE, do you have any kind of preliminary estimate as far as what it would be once you layer on the Integrity deal and the Guaranty deal?

David R. Brooks - *Independent Bank Group, Inc. - Chairman, President & CEO*

That's a great question, Matt. I don't have it in front of me, but we have looked at that. The CRE numbers come down slightly with Integrity and will come down slightly again, we believe, with the Guaranty. Their CRE numbers, while over 300, are less than ours. And we can get that to you exactly what that is. Interestingly, the Guaranty's C&D, or construction, development lending piece, the 100% target that the regulators have, is

9

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MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call well below ours. So that number will come down materially. The CRE 300 number, we were, I think, around 380. I think they’re around 330. And so just the blending effect of that and then we put the stock issuance and all that in, I don’t — Michelle, do you have that handy? Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO I think it goes down to around 350, Matt, is what I believe the number is. Matthew Covington Olney—Stephens Inc., Research Division—MD And that was layered in with Integrity and Guaranty, is that right? Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO Right. David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Correct. Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO That’s pro forma for all 3 banks. Operator Our next question comes from Brian Zabora with Hovde Group. Brian James Zabora—Hovde Group, LLC, Research Division—Director Just a follow-up question on the construction side. Guaranty wasn’t a large construction player, they did have some. But is that an area where you could see some growth? David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Quite possibly. That’s an area where we’ve been comfortable and had success here in Texas, so there’s a lot of construction going on. I know the Denver and Front Range corridor got overbuilt going into the last downturn, and there were some pretty volatile markets, if you will, there — in that ‘09 to 2012 time frame there. And I know some of the banks struggled with, including Guaranty, back then. And so we’ll be quite cautious around that, especially at this point in the cycle. So I wouldn’t — we don’t think of that as a big growth opportunity for us now. But clearly, we’re more than happy to look at opportunities in the Front Range with the Guaranty team, but their team there and our team there are both well versed in who the top-flight customers are, and we’ll bank them the best we can. Brian James Zabora—Hovde Group, LLC, Research Division—Director Great. And then on — you combined the balance sheets. Michelle, maybe some discussion on asset sensitivity, how that looks coming out of — with the combined entity? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO Yes. Actually, we ran our models pro forma together. They are — we’re still very neutral, maybe just a tiny bit slightly liability-sensitive right now. They are — we’re slightly asset-sensitive. They have a higher mix of variable rate loans than we do. So it’d actually — it doesn’t really change our model that much, but it does make us slightly asset-sensitive pro forma combined. Brian James Zabora—Hovde Group, LLC, Research Division—Director Great. And then just lastly, the efficiency ratio, break it down to — you’re kind of low 40s potentially. Kind of what your thoughts about being able to maintain that level over a longer term? David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO No, I don’t think we’re going to the low 40s, Brian. We’re right now low 50s. They’re low 50s. Clearly, over time, we think that will — those numbers will come down. However, one of the things we’re evaluating, and I mentioned earlier, we’ve been preparing for being — going through $10 billion, but now as we go from just under $10 billion to approximately $14 billion by the time we close, we vaulted into the mid-teens here and then other — I’m going to vary from what I said earlier and talk a little bit about the future. I mean, we do think there will be more significant opportunities for us in Texas in the years ahead. So one of the things we’re doing now internally is kind of going back and doing a check on where are we with systems and teams and all that. And so we’re — we’ve got to make sure — better for us to take a half step back if we have to here and make sure that we’ve got the systems in place. I mentioned we want to make sure that Guaranty integration goes as well as it absolutely possibly can, and then to make sure that we’re positioned on the other side of that. So how we’re thinking about it from an efficiency standpoint is how do we position ourselves post the integration, so looking at a year out from now, to say, “Where do we want to be in terms of our systems and our teams and our infrastructure? And how do we get there?” So we’re circling back now on that. I think we’ll have more color in the next couple of quarters around expectations on efficiency ratio. But it’s certainly — I think we had said prior to this announcement that we thought ours could drift down into the upper 40s over time. And I don’t think we’ve changed that view. And — but if anything, this acquisition may challenge us on that here for a year or 2 while we get all of our infrastructure built to take the next step to be in a $20 billion and beyond Operator Our next question comes from Michael Young with SunTrust. Michael Masters Young—SunTrust Robinson Humphrey, Inc., Research Division—VP and Analyst Michelle, I wanted to see if I could touch on the NIM, maybe pro forma. We’re adding about 40% of the balance sheet in assets here and a good bit in deposits as well. So good bit of mix shift that’s going to take place. And with — also with fairly aggressive cost savings and branch rationalization, what are you kind of assuming in deposit attrition maybe in the first year or so? Michelle S. Hickox—Independent Bank Group, Inc.—Executive VP & CFO We don’t — I don’t — obviously, there always is some attrition on deposits in a deal, but we don’t really anticipate there to be an excess amount just simply because the branch rationalization is in areas where we have branches. Our branches’ overlap is very close, right? So we’re not really expecting to close any branches that are outside of our current market where we would expect to lose deposits. So I don’t think we’re expecting anything out of the ordinary related to that. As it relates to the NIM, their NIM is just a little bit lower than ours, but they do have a better cost of funding. And so I don’t anticipate that to significantly impact our NIM on a combined basis. It may be a few basis points lower than what our current NIM is, but not significant. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call Michael Masters Young—SunTrust Robinson Humphrey, Inc., Research Division—VP and Analyst Okay. And just maybe, David, on the growth prospects in Denver. You mentioned maybe some construction, but they already have a good bit of CRE. Are there specific full groups there within the CRE bucket that you feel relatively more comfortable with or that they may be relatively underpenetrated in that you’re attracted to? David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO I don’t know the answer to that exactly at this point. We’re — we are looking at opportunities. But again, until we sit down and talk to them in a more granular level about what opportunities they see, and one opportunity we do have, we believe, is they bank a lot of really terrific entities, companies, families. And so there will be a chance for us to expand those relationships now with a bigger balance sheet. We’ve seen that in Houston and in Dallas as we’ve made acquisitions there where they had really strong customer base. Just about the size of your balance sheet, you’re limited. You may have a borrower who has borrowing needs of $100 million across any number of different projects. And you go, “Gosh, again, we want to keep our exposure there to no more than $10 million or $15 million on any one deal and no more than maybe $30 million to $50 million on the relationship.” And then as your balance sheet grows, you can begin to take a broader view of that. We will not change our view that keeping exposures to any single deal at a smaller level and to overall relationships at significantly less than our — than any of our regulatory limits on lending, that’s been one of our trademarks, but also it’s what Guaranty has done. So again, very consistent there. Another area I haven’t mentioned in terms of an opportunity for growth for us is that Guaranty does not have an energy lending group. And one of the things that Paul and Michael expressed to us early on is that they do have a customer base and are aware of customers in their market who have energy lending needs. So we will be looking, during this transition period, at opportunities to how do we scale our energy lending into that Denver metro area as well on the growth. So I do think there’s going to be some opportunities in that. Those energy lending opportunities would be more C&I-related, so that will help our — continue to help our mix. We’ll also — I think they do some equipment lease financing as we do here, so we’ll look at opportunities to grow that C&I book of business as well. And then we’ll continue to try to attract great lenders and great teams to our company across all our footprint, but including and specifically the Colorado Front Range. Michael Masters Young—SunTrust Robinson Humphrey, Inc., Research Division—VP and Analyst And one last one, if I could, just on overall, kind of zooming out pricing on future M&A, maybe as you turn your attention back to Texas. Obviously, you some got ink to the stock ran up. But as we think about just tangible book value earn-back, it’s kind of 3 years, still the level you’re comfortable with? Or for a strategic deal there, or willingness to go higher than that? Just maybe your kind of big-picture thoughts on that, David. David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Yes. Michael, thank you. We — I misspoke earlier, by the way. Let me clarify that the 3.1-year earn-back that we have projected in our modeling is the crossover method, which we view to be more the more conservative of the ways to figure it. So to clarify that. And then secondly, to the broad question, gosh, we’ve seen some deals. We see, as all of you have, some of the deals that have been announced and some of the earn-backs are quite extended. We just haven’t been willing to do that. There’s no — obviously, there’s no bright line at 3 years because we think this — it’s 3.1 years. But I think that our view is, the more strategic the acquisition is, and I can’t imagine a more strategic acquisition for us than Guaranty is, that we’re going to be thoughtful around the approach, and we’re not going to put any bright lines on the ground. But our view has not changed, Michael, in terms of we think that tangible book value dilution is a hard thing to choke down. And we don’t — as the large shareholders hint, we have a lot of large insider owners. And we don’t like to dilute the tangible book value for the shareholders any more than absolutely necessary. And then when we do dilute it, we want to earn it back quickly. So I think all of our deals have been — this would be around 3 years would be the longest, but 2.5 to 3 years has been where we feel comfortable and don’t expect to change that going forward. Operator (Operator Instructions) Our next question comes from Jeff Rulis with D. A. Davidson. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call Jeffrey Allen Rulis—D.A. Davidson & Co., Research Division—Senior VP & Senior Research Analyst Apologies if this was covered. I may have missed it. But I guess I’m interested in sort of the genesis of the relationship with Guaranty, kind of if you could comment on the discussions there, kind of negotiated versus auction. And it’s been a competitive state — out-of-state buyers into Colorado from an M&A perspective. And I guess, just trying to get a pulse of how competitive that process was. David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO I met Paul when we first — not long after we made our announcement about Carlile and we began — I began to personally begin to get a better feel, understanding for the market up there. Have been — had an opportunity to be around Paul and Michael, and for the last year, I would say more than previously. And then even in the last 6 months, I would say, we’ve been able to spend more time together as we began to think about this process. I’m not going to comment. I’ll let Guaranty comment if they choose to on what the process was. They did have KBW engaged and represented them. They are very good adviser and a very good banking firm. So I’m sure that — I know for a fact that they’ve done everything really well on behalf of their client. And I think the price would indicate that it was a competitive situation. But as far as the detail of the negotiations and everything, I’d rather not comment on that. Jeffrey Allen Rulis—D.A. Davidson & Co., Research Division—Senior VP & Senior Research Analyst Fair enough. And maybe just a follow-up on your comments on the 50% reduction in DFAST prep. I just wanted to clarify your expectation or interpretation of that DFAST testing will be eliminated, at least there are some best practices, but I guess, to clarify your position on what this legislation is suggesting. David R. Brooks—Independent Bank Group, Inc.—Chairman, President & CEO Correct, yes. We agree with you, Jeff, on that. The legislation has — currently passed by the Senate and the House and headed to the President will eliminate DFAST reporting, DFAST modeling for banks our size. And our understanding is below $250 billion with a check-in at $100 million along the way — $100 billion with your regulator along the way if you grow through that. But that said, we were really doing our DFAST, building our database and everything with the DFAST modeling right alongside the databases we’ve been building for CECL compliance. And — so we’ve been running those projects kind of together and jointly. And so now, we will not be submitting modeling for DFAST. However, there is overlap in those databases, and there is data that we need to manage the company. And so when we were looking at full compliance with DFAST and CECL by 2020, it was going to cost us about $2 million of consulting fees and data and technology cost. We now expect that to be about $1 million. And then the ongoing run rate would have been maybe $1 million. And now we think that’s going to be reduced to maybe $500,000 on a consolidated basis. So yes, we’re not planning to comply with the DFAST. I think Michelle’s comment, though, is appropriate and that is the regulators have been telling us, “Look, until the rule changes, we expect you to be working toward compliance.” So now that the rule looks like it will change here soon, then we’ll have to — as we always do, have a great dialogue with our regulators about, gosh, number one, it’s only — and similarly does, but as Michelle said, what are they going to do with the $15 billion, $20 billion, $30 billion, $50 billion banks today that are complying, and will they just roll that all away completely? Or will it someway kind of morph into kind of what’s the best practice? So we’re just being open to the idea that while this is a very good thing for the banking industry and we do not expect to have to file DFAST models, that for us to go, “Wow, we can just cease and desist on all efforts,” is not really the way it’s going to work in the real world and that we’re going to have a very productive dialogue with our regulators about, “Gosh, under this new system, here is what we think it looks like. What do you guys think it looks like?” And work toward a solution there, and the best guess we have from a financial standpoint today is that it saves about half of that money. Operator I see no further questions in queue, so I’d like to turn the conference back over to Mr. Brooks for closing remarks. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. 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MAY 23, 2018 / 12:30PM, IBTX—Guaranty Bancorp To Merge with Independent Bank Group Inc In An All-Stock Transaction—M&A Call Thanks again for being on. I appreciate a lot of thoughtful questions. We could not be more pleased with this. We have been fortunate, in our last 5 years as a public company, to be able to partner with some terrific institutions, none finer than Guaranty bank and the team that they’ve got there. So we think there’s a great future for us together. And as I mentioned again, and we’ll finish with, we’re all going to roll up our sleeves around here as will the Guaranty leadership, and we’ll put this together in excellent way and we’ll come out the other side a year from now a terrific combined company. So excited about it. Grateful for the opportunity and appreciate our shareholders and support that they’ve given us in building the company that we’re in the process of building. And good days ahead. So thanks for joining. Operator Thank you. Ladies and gentlemen, that does conclude today’s conference. Thank you very much for your participation. You may all disconnect. Have a wonderful day. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved. 11523996-2018-05-23T19:50:37.197 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Forward Looking Statements

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include information about Independent Bank Group’s and Guaranty Bancorp’s possible or assumed future economic performance or future results of operations, including Independent Bank Group’s or Guaranty Bancorp’s future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows, and Independent Bank Group’s and Guaranty Bancorp’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Independent Bank Group’s and Guaranty Bancorp’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Independent Bank Group’s and Guaranty Bancorp’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Independent Bank Group’s and Guaranty Bancorp’s operations, results of operations, financial condition, and future economic performance, statements about the benefits of the proposed transaction, and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim”, “anticipate”, “estimate”, “expect”, “goal”, “guidance”, “intend”, “is anticipated”, “is expected”, “is intended”, “objective”, “plan”, “projected”, “projection”, “will affect”, “will be”, “will continue”, “will decrease”, “will grow”, “will impact”, “will increase”, “will incur”, “will reduce”, “will remain”, “will result”, “would be”, variations of such words or phrases (including where the word “could”, “may”, or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that Independent Bank Group and Guaranty Bancorp make are based on our current expectations and assumptions regarding Independent Bank Group’s and Guaranty Bancorp’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect Independent Bank Group’s or Guaranty Bancorp’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Independent Bank Group and Guaranty Bancorp, the outcome of any legal proceedings that may be instituted against Independent Bank Group or Guaranty Bancorp, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent Bank Group and Guaranty Bancorp do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Independent Bank Group’s ability to complete the acquisition and integration of Guaranty Bancorp successfully, and the dilution caused by Independent Bank Group’s issuance of additional shares of its common stock in connection with the transaction. Each of Independent Bank Group and Guaranty Bancorp disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Independent Bank Group, Guaranty Bancorp, and factors which could affect the forward-looking statements contained herein can be found in Independent Bank Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2018 and its other filings with the Securities and Exchange Commission (“SEC”), and in Guaranty Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2018 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed acquisition of Guaranty Bancorp, Independent Bank Group will file with the SEC a registration statement on Form S-4 to register the shares of Independent Bank Group’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Independent Bank Group and Guaranty Bancorp seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT INDEPENDENT BANK GROUP, GUARANTY BANCORP, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Independent Bank Group at its website, www.ibtx.com, or from Guaranty Bancorp at its website, www.gbnk.com. Documents filed with the SEC by Independent Bank Group will be available free of charge by directing a request by telephone or mail to Independent Bank Group, Inc., 1600 Redbud Blvd., Suite 400, McKinney, Texas 75069, (972) 562-9004, and documents filed with the SEC by Guaranty Bancorp will be available free of charge by directing a request by telephone or mail to Guaranty Bancorp, 1331 Seventeenth St., Suite 200, Denver, Colorado 80202, (303) 293-5563.

Participants in the Solicitation

Independent Bank Group, Guaranty Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Independent Bank Group and Guaranty Bancorp in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Independent Bank Group, and its directors and executive officers, may be found in the definitive proxy statement of Independent Bank Group relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 26, 2018, and other documents filed by Independent Bank Group with the SEC. Additional information about Guaranty Bancorp, and its directors and executive officers, may be found in the definitive proxy statement of Guaranty Bancorp relating to its 2018 Annual Meeting of Stockholders filed with the SEC on March 23, 2018, and other documents filed by Guaranty Bancorp with the SEC. These documents can be obtained free of charge from the sources described above.